Interbrew

THE WORLD'S LOCAL BREWER

03 MAR 25 AM 7:21

03007778

By courier

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 19 March 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

2002 results show 11.5% organic operating profit growth

Brussels, 19 March 2003

Highlights

- Organic EBITDA growth +9.0%, organic EBIT growth +11.5%, driven by organic volume growth +2.1% and organic net turnover growth +3.3%
- Strong global brand performance, led by Stella Artois® with +10.7% volume growth worldwide and by Beck's®, with +5.6% volume growth worldwide
- Mainly due to the sale of Carling Brewery (UK), the reported figures are down: EBITDA, EBIT and net profit from ordinary activities: -9.1%, -17.6% and -13%, respectively
- Powerful platform developed in Germany through a combination of Beck's®, Hasseröder®, Gilde® and Diebels®
- Actions taken to improve performance in Russia
- Strategic moves to build a sustainable position in China
- Proposed dividend: 0.33 euro per share, +13.8%, reflecting solid 2002 performance and illustrating Interbrew's confidence in the future
- Current ongoing volume +4.8% to 102m hectolitres

Commenting on the results, John Brock, Interbrew's new Chief Executive Officer said:

"*Our results in 2002 show the underlying strength of the business. Interbrew has a truly outstanding portfolio of brands which provide an impressive platform for growth. During 2003 we will continue to build on this platform and on our strategy of being* The World's Local Brewer©, *but there will be changes in the way we deliver the strategy. The company will continue to focus on delivering real value to shareholders.*

While it is impossible for me to be totally prescriptive after only six weeks, I would highlight three key areas:

First, there needs to be a greater focus on organic volume growth, integration and synergy capture, as they are the cornerstones of all successful consumer goods companies.

Second, while we will look at acquisitions, where appropriate, there will be very close scrutiny to ensure that they continue to be strategic and, in a more competitive mergers-&-acquisitions environment, to create real value.

Third, we will have an increased focus on people. Our business is one of relationships and partnerships. Investing in talented people who can build those relationships and partnerships will be a key item on my agenda."

	Audited consolidated key figures		**Overall variance % △**	**Organic growth % △**
	2002	**2001**		
Net turnover[1]	6,992	7,303	(4.3)	3.3
EBITDA[2]	1,394	1,533	(9.1)	9.0
EBIT[2]	728	884	(17.6)	11.5
Net profit from ordinary activities[2]	467	537	(13.0)	N/A
EPS [3] post restructuring	1.33	1.44	(7.6)	N/A
EPS [3] pre restructuring	1.51	1.44	4.9	N/A
Proposed dividend[4]	0.33	0.29	13.8	N/A

(1) Million euro
(2) Million euro; 2002 post restructuring charges of 92m euro on EBITDA, 108m euro on EBIT and 78m euro on net profit from ordinary activities
(3) Euro; represents net profit from ordinary activities, plus amortization of goodwill, divided by the weighted average number of ordinary shares
(4) Euro per share

Volume

Interbrew's current ongoing volume amounts to:

- 97m hectolitres (including pro-rata share of full-year volumes of minority stakes)
- 102m hectolitres (including full-year Gilde volumes)

Current ongoing volume shows a +4.8% increase compared to 2001. When the pro-rata volumes of minority stakes and Gilde's full-year volume are excluded, Interbrew's volume is 87m hectolitres, the amount it uses to state per-hectolitre ratios of the company's business.

Operating review

Organic growth figures reflect the growth adjusted for acquisitions and divestitures, the impact of currency movements, and the non-recurring restructuring charges.

1) Acquisitions and divestitures

- Carling Brewery (UK): excluded as of February 2002
- Heineken UK contract: year-on-year changes excluded
- Beck & Co: included as of February 2002
- Diebels: included as of 1 January 2002 (versus 4 months for 2001)
- Gilde: included as of 20 December 2002 (no income-statement impact)

2) Currency movements: The reported currency impact on profit from operations in 2002 amounted to 21m euro, primarily related to the Canadian dollar/euro evolution.

3) Restructuring charges: Cost-base initiatives were taken in Western Europe, relating to the outsourcing of secondary distribution in the UK. In addition, Interbrew decided to close the plant in Breda (The Netherlands) and to reduce capacity at the plant in Manchester (UK). These initiatives resulted in a one-time restructuring charge which had a 108m-euro impact on EBIT, but they will also have a positive, long-term financial impact, and will increase EBIT by 27m euro on an ongoing basis from 2005.

Performance by region

Western Europe
Interbrew realized an organic volume growth of +1.9%, organic EBITDA growth of +6.8% and organic EBIT growth of +12%. Throughout the region overall market share increased, while rigorous cost control and operational efficiencies led to improved profitability.

In the UK, Stella Artois® continued to perform exceptionally well, with a volume growth of +12.7%. Interbrew is uniquely positioned to capture real value in a stable beer market
through its leading brand, both in the fastest growing segment, the lager segment, where it grew significantly ahead of the UK lager market; and in the fastest growing channel, the off-trade, where it grew at +18.9%. In the on-trade, 2002 growth was +6.7%, again well ahead of the market. We expect that a recently implemented quality program, as well as the increasing number of outlets for Stella Artois®, will help to continue to build this growth in 2003, despite competitive pressures.

In Scotland and Northern Ireland, the integration within the Interbrew UK platform has been executed successfully, and Tennent's® confirmed its position as the leading brand in Scotland. Moreover, Stella Artois® was successfully launched, providing Interbrew with another solid platform for organic growth.

In Germany, Beck's® is the fastest growing beer, with volumes up +7.8%, and its margins further improved, after a price increase of +8.5% in July 2002. The acquisition of Gilde brought into Interbrew's portfolio Hasseröder®, which is Germany's third fastest growing beer. The integration of Beck & Co and Diebels is now complete, and is on track to achieve after-tax cost synergies of 10m euro in 2004, as anticipated. The integration of Gilde is also off to a good start.

In Belgium, Jupiler®, by far the leading brand in the country, continued to hold a strong position and increased its market share.

The Americas
Volume grew organically by +2.1%, while organic net turnover growth was +5.1%. Organic EBITDA growth was +12.6% and organic EBIT growth came in at +15.7%.

In Canada, Interbrew's portfolio of premium brands—Beck's®, Stella Artois® and Alexander Keith's®—all enjoyed volume growth and continued to deliver good value growth.

In the US, Canadian brands (+3.6%) and Mexican brands (+8.1%) continued to develop well, as did Stella Artois®, particularly in New York. Rolling Rock®, our

domestic premium brand in the US, experienced growth of +5.3% in 2002. Beck's®, which is being distributed separately through its own organisation, has been resilient and did well in the second half of the year.

Emerging markets

Overall, emerging markets showed an organic net turnover growth of +5.3%, underpinned by an organic volume growth of +2.2%. EBITDA was flat for 2002.

In the Ukraine, overall market share increased from 31.7% to 32.2%. This improvement was driven by the continued excellent performance of the Chernigivske® brand, which experienced a +54% volume increase.

In Russia, during the second half of the year, Interbrew made a number of changes in management, including the appointment of a new General Manager. The market-share downtrend, which resulted primarily from not having a full portfolio of packaging, has been reversed, now that new can lines and PET lines are in place. In February 2003, we introduced the next generation of PET packaging (Pivopack), which ensures the quality and freshness of beer for much longer periods of time.

Russia reports its financial results in euro. The embedded foreign-exchange impact (rouble/euro) in 2002 on operating profit in Russia amounts to 24m euro.

In Central Europe, the trends in the first half of 2002 continued in the second half of the year, with very good performances in Croatia, Hungary and the Czech Republic. Staropramen, an authentic Czech pilsner and the leading beer in Prague, has a promising future, both in its home market and various selected countries, and has been added to Interbrew's international brand portfolio. Results were weaker in Bulgaria and Montenegro.

In South Korea, despite no real consumer price increases over the past few years, Interbrew showed +9.8% organic operating profit growth, mainly due to effective cost control. The Cass® brand had good volume growth of +15% to 3.6m hls, and a resulting increase in market share to over 20%. A program has been launched to rejuvenate the OB® brand, which has a similar market share to Cass®. A price increase of +6% for the whole portfolio was implemented at the beginning of 2003.

In China, Interbrew has a longstanding relationship with the Zhujiang brewery—a relationship which began in 1984. As a strategic partner, Interbrew took a 24% stake in Zhujiang, the leading brewer in the south of China. Furthermore, during 2002, Interbrew also successfully turned around its operations in Nanjing. The most recent acquisition was a 70% stake in the brewing activities of the KK Group in Ningbo, which should close in the first half of this year.

Interbrew

THE WORLD'S LOCAL BREWER©

Segment information

Million euro (except for volume, in million hectoliters)	2001	Organic growth	Acquisitions/ divestitures	Currency impact	Restructuring	2002
Western Europe						
Volume	42.1	0.8	(6.7)	-	-	36.2
Net turnover	4,046	60	(671)	(7)	-	3,428
EBITDA	752	51	(167)	(1)	(92)	543
EBIT	400	48	(130)	(1)	(108)	209
The Americas						
Volume	14.6	0.3	1.9	-	-	16.8
Net turnover	1,830	93	192	(101)	-	2,014
EBITDA	429	54	3	(27)	-	459
EBIT	313	49	-	(22)	-	340
Emerging markets						
Volume	31.3	0.7	(0.4)	-	-	31.6
Net turnover	1,311	70	(7)	7	-	1,381
EBITDA	338	(1)	(1)	2	-	338
EBIT	162	(24)	-	2	-	140
Holding companies & global exports						
Volume	2.2	0.1	-	-	-	2.3
Net turnover	116	21	32	-	-	169
EBITDA	14	34	6	-	-	54
EBIT	9	29	1	-	-	39
Total						
Volume	90.2	1.9	(5.2)	-	-	86.9
Net turnover	7,303	244	(454)	(101)	-	6,992
EBITDA	1,533	138	(159)	(26)	(92)	1,394
EBIT	884	102	(129)	(21)	(108)	728
Pro-rata share of volumes of minority stakes (full year)	6.9					10.1
Volume of Gilde (full year)	N/A					4.8
Total volume	97.1					101.8

Financials

Interbrew's cash flow and balance sheet remain strong. Cash flow from operations was 1,045m euro (2001: 1,053m euro), despite the disposal of Carling Brewery (UK). At 510m euro, net CAPEX did not change significantly in 2002. For 2003, we expect a similar net CAPEX, not taking into account the acquisition of the Bass® rights in the US (approximately 90m euro). Net financial debt was 2,583m euro (2001: 2,662m euro) and cash interest cover was 6.8 times.

Pension costs increased by 50m euro to 80m euro in 2002, due to the impact of acquisitions, the sale of Carling Brewery (UK) in 2002 and weak equity markets. Pension costs are expected to rise by approximately 20m euro in 2003.

Outlook
Interbrew has a wide geographic diversity, a strong brand portfolio and sound financial health—all of which position it well to face current geopolitical and economic uncertainties and to capitalize on any opportunities which may arise. It is impossible in today's environment to predict the future of currency exchange rates. Interbrew expects to generate organic volume and profit growth in 2003.

Shareholders' agenda

Live webcast of 2002 results presentation
The presentation of 2002 results to sell-side analysts will be webcast live, today, on Interbrew's website www.interbrew.com at 15:00, Central European Time (09:00 NY/Eastern Standard Time).

Annual Report 2002
The full Annual Report 2002 and the Statistical Review 1996-2002 will be available on www.interbrew.com as of 2 April 2003. Printed copies of the Annual Report will be available as of 14 April 2003.

Financial calendar

- General Shareholders Meeting: 29 April 2003
- Payment of proposed dividend: 30 April 2003
- Half-year results: 9 September 2003
- Nine-month trading update: 28 October 2003
- 2003 results: 3 March 2004

Interbrew

THE WORLD'S LOCAL BREWER©

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

Audited Consolidated Income Statement

For the year ended 31 December Million euro (except per share figures)	2002	2001
Net turnover	**6,992**	**7,303**
Cost of sales	(3,418)	(3,593)
Gross Profit	**3,574**	**3,710**
Distribution expenses	(758)	(807)
Sales and marketing expenses	(1,317)	(1,375)
Administrative expenses	(593)	(566)
Other operating income/expenses	(70)	(78)
Profit from operations, pre restructuring charges	**836**	**884**
Restructuring charges	(108)	-
Profit from operations	**728**	**884**
Net financing costs	(134)	(176)
Income from associates	71	67
Profit before tax	**665**	**775**
Income tax expense	(162)	(179)
Profit after tax	**503**	**596**
Minority interests	(36)	(59)
Net profit from ordinary activities	**467**	**537**
Extraordinary items	-	161
Net profit	**467**	**698**
Weighted average number of ordinary shares (million shares)	431	429
Fully diluted weighted average number of ordinary shares (million shares)	435	434
Year-end number of ordinary shares (million shares)	432	431
Basic earnings per share	1.08	1.63
Diluted earnings per share	1.07	1.61
Earnings per share before goodwill and restructuring[1]	1.51	1.44
Diluted earnings per share before goodwill and restructuring[2]	1.50	1.42
Earnings per share before goodwill and after restructuring[3]	1.33	1.44

[1] Net profit from ordinary activities excluding restructuring charges plus amortisation of goodwill, divided by the weighted average number of ordinary shares.
[2] Net profit from ordinary activities excluding restructuring charges plus amortisation of goodwill, divided by the fully diluted weighted average number of ordinary shares.
[3] Net profit from ordinary activities plus amortisation of goodwill, divided by the weighted average number of ordinary shares.

Audited Consolidated Statement of Recognised Gains and Losses

For the year ended 31 December Million euro	2002	2001
Foreign exchange translation differences	(431)	101
Cash flow hedges:		
Effective portion of changes in fair value	6	(9)
Transferred to the income statement	(6)	1
Other items recognised directly in equity	(1)	(1)
Net profit recognised directly in equity	**(432)**	**92**
Net profit	467	698
Total recognised gains	**35**	**790**
Effect of changes in accounting policy	**(32)**	**35**

Audited Consolidated Balance Sheet

As at 31 December Million euro	2002	2001
ASSETS		
Non-current assets		
Property, plant and equipment	3,512	3,800
Goodwill	3,658	3,145
Intangible assets other than goodwill	133	114
Interest-bearing loans granted	10	14
Investments in associates	625	784
Investment securities	277	196
Deferred tax assets	199	149
Employee benefits	32	310
Long-term receivables	345	405
	8,791	**8,917**
Current assets		
Interest-bearing loans granted	1	7
Investment securities	31	-
Inventories	444	556
Income tax receivable	92	76
Trade and other receivables	1,572	1,944
Cash and cash equivalents	215	401
	2,355	**2,984**
Total assets	**11,146**	**11,901**
EQUITY AND LIABILITIES		
Capital and reserves		
Issued capital	333	332
Share premium	3,212	3,209
Reserves	108	525
Retained earnings	1,041	752
	4,694	**4,818**
Minority interests	**463**	**497**
Non-current liabilities		
Interest-bearing loans and borrowings	1,433	2,006
Employee benefits	329	304
Deferred government grants	-	3
Trade and other payables	45	6
Provisions	252	250
Deferred tax liabilities	242	276
	2,301	**2,845**
Current liabilities		
Bank overdrafts	122	52
Interest-bearing loans and borrowings	1,320	1,028

Income tax payables	224	131
Trade and other payables	1,940	2,510
Provisions	82	20
	3,688	**3,741**
Total liabilities	11,146	11,901

Audited Consolidated Cash Flow Statement

For the year ended 31 December Million euro	2002	2001
OPERATING ACTIVITIES		
Net profit from ordinary activities	467	537
Depreciation	504	550
Amortisation and impairment of goodwill	106	80
Amortisation intangible assets	31	20
Impairment losses (other than goodwill)	27	-
Write-offs on non-current and current assets	-	1
Foreign exchange losses/(gains)	15	(14)
Interest income	(31)	(38)
Investment income	(53)	(43)
Interest expense	147	218
Investment expense	52	32
Loss/(gain) on sale of plant and equipment	(13)	19
Loss/(gain) on sale of intangible assets	(2)	(5)
Income tax expense	162	179
Income from associates	(71)	(67)
Minority interests	36	59
Profit from operations before changes in working capital and provisions	**1,377**	**1,528**
Decrease/(increase) in trade and other receivables	88	(138)
Decrease/(increase) in inventories	(30)	(51)
Increase/(decrease) in trade and other payables	(243)	105
Increase/(decrease) in provisions	33	(95)
Cash generated from operations	**1,225**	**1,349**
Interest paid	(145)	(211)
Interest received	31	33
Dividends received	25	34
Income tax paid/received	(91)	(145)
Cash flow before extraordinary activities	**1,045**	**1,060**
Extraordinary items, net of tax	-	(7)
CASH FLOW FROM OPERATING ACTIVITIES	1,045	1,053
INVESTING ACTIVITIES		
Proceeds from sale of property, plant and equipment	84	65
Proceeds from sale of intangible assets	13	7
Proceeds from sale of investments	159	34
Repayments of loans granted	21	4
Sale of subsidiaries, net of cash disposed of	1,846	13
Acquisition of subsidiaries, net of cash acquired	(2,300)	(148)
Acquisition of property, plant and equipment	(515)	(535)
Acquisition of intangible assets	(92)	(24)
Acquisition of other investments	(181)	(43)
Payments of loans granted	(1)	(13)
CASH FLOW FROM INVESTING ACTIVITIES	(966)	(640)

Audited Consolidated Cash Flow Statement (continued)

FINANCING ACTIVITIES		
Proceeds from the issue of share capital	3	17
Proceeds from borrowings	5,680	421
Repayment of borrowings	(5,864)	(1,057)
Payment of finance lease liabilities	(7)	(7)
Dividends paid	(142)	(106)
CASH FLOW FROM FINANCING ACTIVITIES	(330)	(732)
Net increase/(decrease) in cash and cash equivalents	**(251)**	**(319)**
Cash and cash equivalents less bank overdrafts at beginning of year	349	663
Effect of exchange rate fluctuations on cash held	(5)	5
Cash and cash equivalents less bank overdrafts at end of year	93	349